Filed by Mercantile Bankshares Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Community Bank of Northern Virginia

Commission File Number (of filer): 0-5127

Date: March 16, 2005

This filing relates to a proposed merger between Mercantile Bankshares Corporation and Community Bank of Northern Virginia pursuant to the terms of an Agreement and Plan of Merger dated as of January 24, 2005.

The following information is distributed in information packages when meeting with analysts and investors, at conference presentations, when requested in writing, and on the Registrant’s website www.mercantile.com.

Cautionary Statement

This document contains financial information determined by methods other than in accordance with Generally Accepted Accounting Principles (“GAAP”). Bankshares’ management uses these operating earnings measures in their analysis of the Company’s performance. These measures typically adjust GAAP performance measures to exclude intangible assets and the amortization of intangible assets related to the consummation of mergers. These operating earnings measures may also exclude other significant gains, losses or expenses that are not considered components of core operations. Since these items and their impact on Bankshares’ performance are difficult to predict, management believes presentations of financial measures excluding the impact of these items provide useful supplemental information that is essential to a proper understanding of the operating results and financial position of Bankshares’ core businesses. These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, nor are they necessarily comparable to operating earnings performance measures that may be presented by other companies.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Community Bank and Bankshares have filed with the SEC and FDIC, respectively, a proxy statement/prospectus and other relevant materials in connection with the proposed merger. The proxy statement/prospectus will be mailed to the shareholders of Community Bank. Investors and security holders of Community Bank are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Community Bank, Bankshares and the merger.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Community Bank or Bankshares may be obtained free of charge at the SEC’s Web site at www.sec.gov or at the Community Bank Web site at www.cbnv.com.  In addition, investors and security holders may obtain free copies of the documents filed with the FDIC by Community Bank by contacting Dale Phelps, Community Bank of Northern Virginia, 107 Free Court, Sterling, VA 20164, telephone 703-444-7634 or from Community Bank’s Web site at www.cbnv.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Bankshares by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone 410-347-8039 or from Bankshares’ Web site at www.mrbk.com/invest/sec.html.

•                  OVERVIEW OF MERCANTILE BANKSHARES CORPORATION

1. Brief Description

2. Corporate Fact Sheet

3. Six Year Statistical Summary

4. Composition of Assets and Liabilities

5. Profitability

7. Capital Strength

8. Asset Quality

9. Noninterest Revenues

11. Reconciliation of Non-GAAP Measures

3/05

BRIEF DESCRIPTION

Mercantile Bankshares Corporation, with $14.4 billion in assets, is a regional multibank holding company with headquarters in Baltimore, Maryland. It is comprised of Mercantile-Safe Deposit and Trust Company, 12 community banks and a mortgage banking company. Our 13 banks serve communities in Maryland, Washington, D.C., Northern Virginia, the Delmarva Peninsula and southern Pennsylvania. Our largest bank, Mercantile-Safe Deposit and Trust Company, represents approximately one-third of total assets and operates 26 offices in Maryland and one commercial office in southern Pennsylvania.

Mercantile Bankshares Corporation emphasizes long-term customer relationships founded on value-added service and focuses on those traditional services it performs well. This emphasis on relationship banking makes moderate-sized and family-owned businesses a particularly important market for Mercantile affiliate banks.

Nearly all of our substantial investment and wealth management operations and more specialized corporate banking services are provided by our largest bank, Mercantile-Safe Deposit and Trust Company. The Investment & Wealth Management Division has approximately $22 billion in discretionary assets under management and $48 billion in assets under administration.

Relationship-oriented banking is effectively carried out through all our community banks, each of which has its own name, management, Board of Directors and historical ties to the families, businesses and institutions which make up its community. At the same time, community banks, through their association with Mercantile Bankshares Corporation, are able to provide its customers with the sophisticated banking services and financial resources of a major banking organization.

As a matter of policy, Mercantile affiliates lend almost exclusively within their market areas. Primary corporate objectives are to maintain capital strength, achieve superior profitability and high asset quality and avoid undue risk. We believe that growth is a by-product of meeting these objectives.

For the year ended 2004, of the top 50 Banking Companies*, Mercantile ranked 39th in end of period assets and 36th in net income. We ranked 11th in return on assets, 2nd in common average tangible equity to average tangible assets ratio, and due to our very large equity base, 44th in return on equity. In terms of efficiency of operations, we ranked 8th.

For the year ended 2004, Mercantile reported increased earnings for the 29th consecutive year. In June 2004, the quarterly dividend rate was increased by 6% to $.35 per share. This marks the 28th consecutive year of dividend increases.

* Based on Total Assets at December 31, 2004 as reported by SNL Financial LC, March 9, 2005.

CORPORATE FACT SHEET

DECEMBER 31, 2004

Affiliates:	13 Bank Affiliates, (As of August 31, 2004) 226 Banking Offices, 238 ATMs.
Total Assets:	$14.4 billion
Total Loans:	$10.2 billion
Total Deposits:	$10.8 billion
Total Capital: (All common shareholders’ equity)	$1.9 billion
IWM - Assets under Management:	$22.0 billion
Diluted Earnings Per Share: (Trailing 12 mos.)	$2.87
Dividend Per Share (Indicated rate):	$1.40
Net Interest Margin (Taxable equivalent):	4.35%
Return on Avg. Assets:	1.64%
Return on Avg. Equity:	12.26%
Avg. Equity to Avg. Assets:	13.38%
Net Charge-offs to Period-End Loans:	.13%
Allowance for Loan Losses to Period-End Loans:	1.46%
Common Shares Outstanding:	79.3 million
Holders of Record:	11 thousand
Average Daily Volume Traded: (Trailing 12 mos.)	180 thousand
Book Value Per Share:	$24.18
Market Value (Close):	$52.20
% Market to Book:	215.9%
Price/Earnings Ratio: (Trailing 12 mos.)	18.2x
Yield (Indicated dividend rate):	2.7%

Ratings on Parent Company Commercial Paper:	Standard & Poor’s	A1
	Moody’s	P1

Ratings on Parent Company Subordinated Long-term Notes:	Standard & Poor’s	A
	Moody’s	A2
Ratings of the largest affiliate bank, Mercantile-Safe Deposit and Trust Co.:		Long-term/Short-term
Certificates of Deposit -	Standard & Poor’s	AA—/A-1+
	Moody’s	AA3/P1
Senior, unsecured long-term debt -	Standard & Poor’s	AA—/—
	Moody’s	AA3/—

Ticker Symbol:	MRBK
Investor Relations e-mail:	investor.relations@mercantile.net
Web-site address:	http://www.mercantile.com

SIX YEAR STATISTICAL SUMMARY

For Period Ended	(Dollars in millions except net income and per share data)						5 Yr.
December 31,	1999	2000	2001	2002	2003	2004	CGR

Total Assets, daily average	$7,629	$8,299	$9,227	$10,123	$11,972	$13,993	12.9%
Deposits, daily average	5,896	6,197	7,049	7,632	8,992	10,414	12.1
Loans, daily average	5,377	6,170	6,833	7,089	8,089	9,719	12.6
Net Income (in thousands)	157,737	175,230	181,295	190,238	196,814	229,407	7.8
Diluted Earnings per Share	2.27	2.51	2.55	2.72	2.68	2.87	4.8
Diluted Cash Operating Earnings per Share (a) ^	2.33	2.59	2.67	2.72	2.73	2.95	4.8
Dividends per Share	.94	1.02	1.10	1.18	1.29	1.38	8.0

Ratios
Net Interest Rate Spread (taxable equivalent)	4.15%	4.10%	3.78%	4.05%	3.92%	3.99%
Net Interest Margin (taxable equivalent)	5.17	5.26	4.83	4.65	4.32	4.35
Dividend Payout per Share (b)	41.41	40.64	43.14	43.38	48.13	48.08
Return on Average Assets	2.07	2.11	1.96	1.88	1.64	1.64
Return on Average Equity	16.23	16.62	15.15	15.12	13.15	12.26
Return on Average Tangible Equity (c) ^	17.50	18.22	17.43	16.69	16.55	18.00
Average Equity to Average Assets	12.74	12.70	12.97	12.43	12.51	13.38
Average Tangible Equity to Assets ^	12.18	12.02	11.97	11.45	10.34	9.70
Operating Efficiency Ratio (a) ^	45.98	43.75	44.78	45.88	49.52	49.63

As of December 31,	1999	2000	2001	2002	2003	2004	5 Yr. CGR

Book Value	$14.19	$16.50	$17.63	$19.24	$23.08	$24.18	11.2%
Market Price	31.94	43.19	43.04	38.59	45.58	52.20	10.3
% Market Price to Book	225.1%	261.8%	244.1%	200.6%	197.5%	215.9%
Price/Earnings	14.1x	17.2x	16.9x	14.2x	17.0x	18.2x
(Using trailing 12 mos. earnings)

(a)            Excludes investment securities gains and losses, gains on building sales, amortization of goodwill and other intangibles, restructuring charges and merger-related expenses.

(b)            Computed using diluted earnings per share.

(c)             Excludes balances and amortization expense related to goodwill.

^                     This presentation contains one or more Non-GAAP Measures and you can see the last page for a reconciliation of the Non-GAAP Measures contained herein.

COMPOSITION OF ASSETS AND LIABILITIES

ASSET DEPLOYMENT AND SOURCES OF FUNDS (in percentages)

As of December 31,	2000	2001	2002	2003	2004

ASSETS
Earning Assets:
Loans	75%	70%	68%	68%	71%
Investment securities	19	24	24	22	20
Federal funds sold and other liquid assets	—	2	2	—	—
Non-earning assets	6	4	6	10	9

	100%	100%	100%	100%	100%

Total Assets ($ in millions)	$8,938	$9,929	$10,790	$13,695	$14,426

LIABILITIES
Interest-bearing deposits	58%	56%	57%	55%	54%
Other interest-bearing funds	10	12	10	11	11
Noninterest-bearing deposits	18	19	20	20	21
Other liabilities	1	1	1	1	1
SHAREHOLDERS’ EQUITY	13	12	12	13	13

	100%	100%	100%	100%	100%

Total Liabilities and Shareholders’ Equity ($ in millions)	$8,938	$9,929	$10,790	$13,695	$14,426

COMPOSITION OF LOAN PORTFOLIO (in percentages)

As of December 31,	2000	2001	2002	2003	2004

Commercial	33.1%	32.3%	31.4%	27.8%	27.6%
Commercial real estate	21.1	26.3	27.6	29.5	30.5
Construction	12.3	9.4	11.1	11.5	12.4
Residential real estate	16.3	15.4	14.6	14.4	14.5
Home equity lines	2.5	2.8	3.3	4.5	4.8
Consumer	12.4	11.6	10.6	11.5	9.7
Lease financing	2.3	2.2	1.4	.8	.5

	100.0%	100.0%	100.0%	100.0%	100.0%

Total Loans ($ in millions)	$6,693	$6,906	$7,312	$9,272	$10,228

PROFITABILITY

Mercantile vs. Peer Group*

NET INTEREST RATE SPREAD

(Difference between the yield on Interest earning assets and the cost of Interest-bearing liabilities. The yield on Interest-earning assets is calculated using taxable equivalent Net interest income.^)

	2000	2001	2002	2003	2004
Mercantile %	4.10	3.78	4.05	3.92	3.99
Peer Group %	2.97	3.08	3.36	3.14	3.14

NET INTEREST MARGIN

(Net Interest Income-taxable equivalent^/Average Earning Assets)

	2000	2001	2002	2003	2004
Mercantile %	5.26	4.83	4.65	4.32	4.35
Peer Group %	3.57	3.59	3.72	3.42	3.38

*                      Peer Group: Banking Companies with $10-25 Billion in Total Assets as of 12/31/04.

Source: SNL Financial LC, DataSource as of 3/9/05.

^                     This presentation contains one or more Non-GAAP Measures and you can see the last page for a reconciliation of the Non-GAAP Measures contained herein.

PROFITABILITY

Mercantile vs. Peer Group*

RETURN ON AVERAGE ASSETS (Net Income/Average Assets)

	2000	2001	2002	2003	2004
Mercantile %	2.11	1.96	1.88	1.64	1.64
Peer Group %	.98	1.27	1.39	1.46	1.45

RETURN ON AVERAGE EQUITY (Net Income/Average Equity)

	2000	2001	2002	2003	2004
Mercantile %	16.62	15.15	15.12	13.15	12.26
Peer Group %	11.78	15.77	16.37	17.77	16.55

OPERATING EFFICIENCY RATIO [Nonint. expense - amort. of goodwill and other intangibles - merger related expenses/(Nonint. income - securities gains/losses + Taxable equivalent net int. income)]^

	2000	2001	2002	2003	2004
Mercantile %	43.75	44.78	45.88	49.56	48.98
Peer Group %	52.38	50.84	50.08	50.57	50.56

*                      Peer Group: Banking Companies with $10-25 Billion in Total Assets as of 12/31/04.

Source: SNL Financial LC, DataSource as of 3/9/05.

^                     This presentation contains one or more Non-GAAP Measures and you can see the last page for a reconciliation of the Non-GAAP Measures contained herein.

CAPITAL STRENGTH

Mercantile vs. Peer Group*

AVERAGE EQUITY/AVERAGE ASSETS

	2000	2001	2002	2003	2004
Mercantile %	12.70	12.97	12.43	12.51	13.38
Peer Group %	8.31	8.32	8.48	8.41	8.80

TIER 1 CAPITAL RATIO†

	2000	2001	2002	2003	2004
Mercantile %	15.8	15.4	15.0	12.5	12.3
Peer Group %	12.3	12.3	12.1	12.5	N/A

†                       Tier 1 equity (shareholders’ equity less goodwill) as a percentage of risk-adjusted total assets.

*                      Peer Group: Banking Companies with $10-25 Billion in Total Assets as of 12/31/04. Source:

SNL Financial LC, DataSource as of 3/9/05.

N/A      Not Available.

ASSET QUALITY

Mercantile vs. Peer Group*

PERIOD-END NONPERFORMING ASSETS † AS A % OF TOTAL LOANS

	2000	2001	2002	2003	2004
Mercantile %	.47	.48	.46	.55	.30
Peer Group %	.88	.90	.96	.84	.61

NET CHARGE-OFFS/(RECOVERIES) AS A % OF AVERAGE LOANS

	2000	2001	2002	2003	2004
Mercantile %	.04	.15	.27	.11	.14
Peer Group %	.29	.37	.43	.36	.26

PERIOD-END ALLOWANCE AS A % OF PERIOD-END LOANS

	2000	2001	2002	2003	2004
Mercantile %	2.07	2.05	1.90	1.68	1.46
Peer Group %	1.21	1.28	1.31	1.22	1.12

PERIOD-END ALLOWANCE AS A % OF PERIOD-END NONPERFORMING LOANS

	2000	2001	2002	2003	2004
Mercantile %	456.49	429.73	415.33	308.50	482.24
Peer Group %	256.25	267.76	258.40	249.12	317.54

†                       Nonperforming assets include nonaccrual loans, renegotiated loans and OREO. For this purpose total loans have been defined to include other real estate owned.

*                      Peer Group: Banking Companies with $10-25 Billion in Total Assets as of 12/31/04.

Source: SNL Financial LC, DataSource as of 3/9/05.

NONINTEREST REVENUES

Mercantile vs. Peer Group*

TOTAL NONINTEREST INCOME LESS SECURITIES GAINS/LOSSES AS A % OF ADJUSTED INCOME†

	2000	2001	2002	2003	2004
Mercantile %	23.22	24.96	24.18	25.85	26.94
Peer Group % (a)	31.31	31.91	29.76	33.00	32.38

INVESTMENT AND WEALTH MANAGEMENT REVENUES AS A % OF NONINTEREST INCOME LESS SECURITIES GAINS/LOSSES

	2000	2001	2002	2003	2004
Mercantile %	55.67	49.09	47.89	46.58	43.68
Peer Group % (b)	18.51	17.21	15.59	15.62	16.14

†                       Adjusted income consists of taxable equivalent net interest income and noninterest income less securities gains and losses. Taxable equivalent net interest income is a Non-GAAP Measure and you can see the last page for a reconciliation of the Non-GAAP Measures contained herein.

*                      Peer Group: Banking Companies with $10-25 Billion in Total Assets as of 12/31/04.

Source: SNL Financial LC, DataSource as of 3/9/05.

(a)            Peers as defined above but excludes thrifts.

(b)            Peers as defined above but excludes companies that do not have wealth management revenues.

INVESTMENT AND WEALTH MANAGEMENT REVENUES

	2000	2001	2002	2003	2004
Mercantile	$69.9	$69.3	$68.4	$78.9	$90.0

INVESTMENT AND WEALTH MANAGEMENT ASSETS

	2000	2001	2002	2003	2004
Assets Under Management	$14.3	$14.7	$15.6	$21.1	$22.0
Assets With No Investment Responsibility	25.0	23.9	20.4	24.9	25.8
Total Assets Under Administration	$39.3	$38.6	$36.0	$46.0	$47.8

RECONCILIATION OF NON-GAAP MEASURES

(In thousands, except per share data)

(1)                    The net interest margin and efficiency ratios are presented on a fully taxable-equivalent (FTE) and annualized basis. The FTE basis adjusts for the tax-favored status of income from certain loans and investments. Management believes this measure to be the preferred industry measurement of net interest income and provides a relevant comparison between taxable and nontaxable investments.

		YTD 2004	YTD 2003	4Q 04	3Q 04	2Q 04	1Q 04	4Q 03

	Net interest income (G AAP basis)	$545,781	$472,349	$143,710	$138,182	$133,484	$130,405	$130,886
	Taxable-equivalent adjustment	6,744	6,760	1,660	1,684	1,675	1,725	1,881
	Net interest income - taxable equivalent	$552,525	$479,109	$145,370	$139,866	$135,159	$132,130	$132,767

(2)                    Management excludes the balance of intangible assets and their related amortization expense from its calculation of return on average tangible equity and average tangible equity to average tangible assets. This adjustment allows management to review the core operating results and core capital position of the Company. This is consistent with the treatment by bank regulatory agencies which exclude goodwill and other intangible assets from their calculation of risk-based capital ratios.

		YTD 2004	YTD 2003	4Q 04	3Q 04	2Q 04	1Q 04	4Q 03

	Return on average equity (GAAP basis)	12.26%	13.15%	12.62%	12.03%	12.23%	12.12%	11.09%
	Impact of excluding average intangible assets and amortization	5.74	3.40	5.54	5.60	5.91	5.89	5.40
	Return on average tangible equity	18.00%	16.55%	18.16%	17.63%	18.14%	18.01%	16.49%

	Average equity to average assets (GAAP basis)	13.38%	12.51%	13.35%	13.32%	13.28%	13.57%	13.26%
	Impact of excluding average intangible assets and amortization	(3.68)	(2.17)	(3.51)	(3.65)	(3.73)	(3.82)	(3.75)
	Average tangible equity to average tangible assets	9.70%	10.34%	9.84%	9.67%	9.55%	9.75%	9.51%

(3)                    The efficiency ratio is measured by dividing noninterest expenses by the sum of net interest income on a FTE basis and noninterest income. When computing the cash operating efficiency ratio, management excludes the amortization of intangible assets, restructuring charges, merger-related expenses, gains on sales of premises and gains and losses from sales of investment securities in order to assess the core operating results of the Company and because of the uncertainty as to timing and amount of gain or loss to be recognized.

		YTD 2004	YTD 2003	4Q 04	3Q 04	2Q 04	1Q 04	4Q 03

	Efficiency ratio (GAAP basis)	51.14%	50.92%	52.70%	51.20%	50.12%	50.40%	54.47%
Impact of excluding:	Securities gains and (losses)	0.08	0.56	0.18	—	0.16	(0.01)	0.04
	Gains on sales of premises, net of tax	0.11	0.02	0.01	0.20	0.08	0.17	—
	Amortization of deposit intangibles	(0.71)	(0.45)	(0.68)	(0.71)	(0.73)	(0.74)	(0.60)
	Amortization of other intangibles	(0.35)	(0.29)	(0.31)	(0.35)	(0.37)	(0.36)	(0.40)
	Restructuring charges	(0.59)	—	(0.70)	(1.38)	(0.23)	—	—
	Merger-related expenses	(0.05)	(1.24)	—	—	—	(0.22)	(2.59)
	Cash operating efficiency ratio	49.63%	49.52%	51.20%	48.96%	49.03%	49.24%	50.92%

(4) Bankshares presents cash operating earnings and diluted cash operating earnings per share in order to assess the core operating results of the Company.

		YTD 2004	YTD 2003	4Q 04	3Q 04	2Q 04	1Q 04	4Q 03

	Net income (GAAP basis)	$229,407	$196,814	$60,612	$56,785	$56,313	$55,697	$50,645
	Less: Securities (gains) and losses,
	net of tax	(749)	(4,314)	(426)	1	(357)	33	(74)
	Gains on sales of premises, net of tax	(1,005)	(138)	(26)	(442)	(144)	(394)	—
	Plus: Amortization of deposit
	intangibles, net of tax	3,305	1,821	826	826	826	826	670
	Amortization of other intangibles, net of tax	1,616	1,167	388	409	417	402	446
	Restructuring charges, net of tax	2,711	—	850	1,610	251	—	—
	Merger-related expenses, net of tax	248	4,844	—	—	—	248	2,847
	Cash operating earnings	$235,533	$200,194	$62,224	$59,189	$57,306	$56,812	$54,534

	Diluted net income per share (GAAP basis)	$2.87	$2.68	$0.76	$0.71	$0.71	$0.69	$0.63
	Less: Securities (gains) and losses,
	net of tax	(0.01)	(0.06)	(0.01)	—	—	—	—
	Gains on sales of premises, net of tax	(0.01)	—	—	(0.01)	—	—	—
	Plus: Amortization of deposit
	intangibles, net of tax	0.04	0.02	0.01	0.01	0.01	0.01	0.01
	Amortization of other intangibles, net of tax	0.02	0.02	0.01	0.01	—	0.01	0.01
	Restructuring charges, net of tax	0.04	—	0.01	0.02	—	—	—
	Merger-related expenses, net of tax	—	0.07	—	—	—	—	0.04
	Diluted cash operating earnings per share	$2.95	$2.73	$0.78	$0.74	$0.72	$0.71	$0.69